SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited

(Name of Subject Company)

Jumei International Holding Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L206**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

Tel: +86 10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan & Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

Tel: +852-2219-0888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on February 26, 2020 with the Securities and Exchange Commission (the “SEC”) by Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Jumei Investment Holding Limited , an exempted company incorporated in the Cayman Islands (“Purchaser”) and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $2.00 per Class A Ordinary Share or $20.00 per ADS in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes, $0.05 per ADS cancellation fees and other related fees (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement, dated as of May 15, 2014 (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Mr. Leo Ou Chen on February 26, 2020, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated February 26, 2020 (the Offer to Purchase and the related Letters of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Forward-Looking Statements”, as set forth below:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on April 8, 2020 (the “Expiration Day”). Computershare Trust Company, N.A., the Tender Agent, has advised Parent and Purchaser that, as of immediately prior to the end of the Expiration Day, a total of 40,344,690 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 63.7% of 63,304,836 outstanding Class A Ordinary Shares.  In addition, Notices of Guaranteed Delivery have been delivered for 7,332,940 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), representing approximately 11.6% of the outstanding Class A Ordinary Shares.

The number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Class A Ordinary Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Tender Agent) immediately prior to the end of the Expiration Day satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Day, Purchaser accepted for payment all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer.

Parent has advised the Company that it intends to cause Purchaser to consummate the Merger as soon as practicable, in accordance with the terms of the Merger Agreement. The Merger is anticipated to be effective on April 14, 2020. At the Merger Effective Time, each outstanding Class A Ordinary Share (other than those held by Parent or Purchaser or any other wholly owned subsidiary of Parent) will be converted into the right to receive $2.0 in cash per Class A Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the Merger Effective Time, together with the underlying Class A Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $20.0 in cash per ADS without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be provided to the Company's shareholders who did not tender their Class A Ordinary Shares and/or ADSs in the Offer.

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Following consummation of the Merger, Parent intends to cause all ADSs to be delisted from the New York Stock Exchange and Class A Ordinary Shares deregistered under the Exchange Act.

On April 9, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(5)(F)	Press Release issued by Parent and the Company on April 9, 2020 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Parent and the Company on April 9, 2020 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).